

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

October 18, 2017

Jacques Kerrest
Chief Financial Officer
Intelsat S.A.
4, rue Albert Borschette
L-1246 Luxembourg

> **Re:** **Intelsat S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-35878**

Dear Mr. Kerrest:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications